Exhibit 1

PRESS RELEASE	March 31, 2005

FOR IMMEDIATE RELEASE

GARY LASK, M.D., NAMED DIRECTOR OF SYNERON’S MEDICAL ADVISORY BOARD

Yokneam, Israel & Toronto – March 31, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS) and Syneron North America today announced Dr. Gary Lask has accepted appointment to the Syneron Medical Advisory Board and will serve as Director of that board. This board serves to provide scientific and clinical counsel related to the continued development of Syneron’s elôs (electro-optical synergy) medical aesthetics technology.

Dr. Lask, a nationally-recognized Dermatologist, is a clinical professor and the director of Dermatologic Surgery at The Dermatology Laser Center at the David Geffen School of Medicine at UCLA.

Dr. Lask is also Editor in Chief of The Journal of Cosmetic and Laser Therapy and will serve as Director of Syneron’s Medical Advisory Board for one year. In addition to being a member of eight professional societies such as the American Society for Laser Medicine and Surgery, Dr. Lask is past president of The International Society of Cosmetic and Laser Surgeons and past president of the Los Angeles Metropolitan Dermatologic Society. Leading experts in the field of medical aesthetics who serve on Syneron’s Medical Advisory Board include Neil Sadick, M.D., Tina Alster, M.D., George Hruza, M.D., Jerome Garden, M.D., Macrene Alexiades-Armenakas, M.D., Stan Kovak, M.D., and David Goldberg, M.D.

“Syneron has been a developer of a very innovative technology, elôs, which was introduced in the U.S. market three years ago and has proved to be effective for a variety of medical aesthetic indications, such as skin rejuvenation. As director of Syneron’s Medical Advisory Board, I will be able to work with a strong team of people dedicated to moving the company and the technology forward,” said Dr. Lask. “I look forward to sitting on the Medical Advisory Board and seeing continued development of Syneron’s non-invasive, non-surgical technology.”

Dr. Gary Lask Joins Syneron Medical Advisory Board
March 31, 2005

“The team here at Syneron is very proud of our accomplishments in becoming the global leader in aesthetic medical devices,” said North American President Domenic Serafino. “We have created a broad product line of exceptional treatments, which have been widely regarded as the industry gold-standard. Our Medical Advisory board is comprised of some of the top minds in the field of medical aesthetics and has been an essential driving force for our success.”

“Dr. Lask is known for his expertise in medical aesthetics and consistently provides the industry with valuable research,” said Dr. Neil Sadick, Clinical Professor, Department of Dermatology, Weill Medical College of Cornell University in New York City. “The Medical Advisory Board of Syneron will work diligently with Dr. Lask to continue the development of elôs technology and to provide patients with the best possible treatment options for their individual needs.”

Syneron develops and markets FDA approved non-invasive medical devices for wrinkle treatment, skin treatment, acne treatment, Rosacea treatment, hair removal, leg vein and spider vein treatment and more based on its elôs technology platform. This proprietary, patented technology is the first and only combined-energy technology, combining Bi-Polar Radio Frequency and Light energies, and is the first major breakthrough in aesthetic technology in a decade.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact:

Syneron North America	Media
Domenic Serafino, President	Schwartz Communications
North America	Jane Sinclair/Liza Heapes
(905) 886-9235 ext. 247	(781) 684-0770
doms@syneron.com	syneron@schwartz-pr.com